Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
W. R. Berkley Corporation:
We consent to the use of our reports dated February 28, 2011, with respect to the consolidated balance sheets of W. R. Berkley Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
New York, New York
November 22, 2011